SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

Steven L. Grissom

c/o SKL Investment Group, LLC

121 S. 17th Street

Mattoon, Illinois 61938

(217) 235-4410

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP No. 320866 106	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Steven L. Grissom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 592,314 Shares
	8	SHARED VOTING POWER 258,626 Shares
	9	SOLE DISPOSITIVE POWER 592,314 Shares
	10	SHARED DISPOSITIVE POWER 258,626 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,940 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN OO

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Item 1.	Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.	Identity and Background.

a)

This statement is being filed by Steven L. Grissom as more particularly described in Item 5 below.

Teresa A. Grissom is the spouse of Mr. Grissom.

David R. Hodgman serves as co-trustee with Mr. Grissom of a trust as described in Item 5 below.

b)

Mr. Grissom’s business address is as follows: SKL Investment Group, LLC, 121 S. 17th Street, Mattoon, Illinois 61938.

Mrs. Grissom’s residence is as follows: 5051 Pelican Colony Blvd, Unit 1203, Bonita Springs, Florida 34134-6912.

Mr. Hodgman’s business address is as follows: Schiff Hardin LLP, 233 S. Wacker Drive, Suite 6600, Chicago, Illinois 60606.

c)

Mr. Grissom’s principal occupation is serving as the Chief Executive Officer of SKL Investment Group, LLC.

Mrs. Grissom’s principal occupation is an investor.

Mr. Hodgman’s principal occupation is working as an attorney with the law firm of Schiff Hardin LLP.

d)	During the last five years, none of Mr. and Mrs. Grissom and Mr. Hodgman have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e)	During the last five years, none of Mr. and Mrs. Grissom and Mr. Hodgman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f)	Each of Mr. and Mrs. Grissom and Mr. Hodgman is a citizen of the United States of America.

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Item 3.	Source and Amount of Funds or Other Consideration.

Since Mr. Grissom’s most recently filed statement on Schedule 13D on November 26, 2014, shares of Common Stock for which Mr. Grissom is reporting beneficial ownership herein have been acquired in the following manner: (i) 2,528 shares at a purchase price of $21.00 per share have been acquired personally through a Common Stock offering by the Company on June 19, 2015; (ii) 149 shares have been acquired pursuant to dividend reinvestment under the Company’s Dividend Reinvestment Plan; (iii) 12,321 shares have been acquired upon the mandatory conversion of 50 shares of Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock of the Company (“Series C Preferred Stock”) held by the Sparks 1970 Trust Fund under MLS Trust; (iv) 19,714 shares acquired upon the mandatory conversion of 80 shares of Series C Preferred Stock held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Margaret Lumpkin Keon; (v) 67,507 shares at a purchase price of $21.55 per share have been acquired by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Margaret Lumpkin Keon by purchase from Margaret Lumpkin Keon; (vi) 382,397 shares have been acquired pursuant to investment power over the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin being delegated to Mr. Grissom; (vii) 604 shares have been acquired pursuant to investment power over the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o. Richard Anthony Lumpkin being delegated to Mr. Grissom; (viii) 300 shares have been acquired pursuant to Mr. Grissom’s investment power over the Mary Lee Sparks 1978 Trust f.b.o. Mary Lee Sparks, due to the death of Mrs. Sparks. No borrowed funds were used for any of the above listed acquisitions.

Mr. Grissom’s beneficial ownership percentage of shares decreased as a result of the Company’s acquisition, on September 8, 2016, of First Clover Leaf Financial Corp., a Maryland corporation (“First Clover Leaf”) through the merger of First Clover Leaf with and into the Company, with the Company as the surviving corporation pursuant to an Agreement and Plan of Merger, dated as of April 26, 2016.

Item 4.	Purpose of Transaction.

Purchases of shares of Common Stock by Mr. and/or Mrs. Grissom have been for investment purposes and by Mr. Grissom in his capacities as more fully described in Item 5 below. Mr. Grissom may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Grissom has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Grissom does not have any plan or proposal which relates to or would result in any of the following matters:

(a)       The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

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(d)       Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       Any material change in the present capitalization or dividend policy of the issuer;

(f)       Any other material change in the issuer’s business or corporate structure;

(g)       Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)       Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)       Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer.

(a)       Mr. Grissom’s total beneficial ownership amounts to 850,940 shares of Common Stock, or 6.8% of the outstanding shares. By reason of his status as co-trustee of the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990, Mr. Hodgman may be deemed to beneficially own 230,912 of those 850,940 shares of Common Stock. Mr. Hodgman reports his beneficial ownership of Common Stock on a separately filed Schedule 13D.

(b)       Mr. Grissom holds sole voting and investment power over the following shares of Common Stock: (i) 42,083 shares held individually and (ii) 2,564 shares held for the account of Mr. Grissom under the Company’s Deferred Compensation Plan. Mr. Grissom holds shared voting and investment power over the following shares of Common Stock: 27,714 shares held jointly by Mr. and Mrs. Grissom.

Mr. Grissom holds shared voting and investment power with Mr. Hodgman over the following shares held in a trust under which Mr. Hodgman and Mr. Grissom serve as co-trustees: 230,912 shares held by the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990. However, each of Mr. Hodgman and Mr. Grissom disclaim beneficial ownership of these 230,912 shares held by the foregoing trust.

Mr. Grissom holds sole voting and investment power over the following shares held in trusts under which he serves as trustee: (i) 600 shares held by the Elizabeth L. Celio 2000 Gift Trust dated December 20, 2000 f.b.o. Emma G. Celio; (ii) 600 shares held by the Elizabeth L. Celio 2000 Gift Trust dated December 20, 2000 f.b.o. Claudia M. Celio; (iii) 600 shares held by the Elizabeth L. Celio 2000 Gift Trust dated December 20, 2000 f.b.o. Gabriela C. Celio; (iv) 300 shares held by the Mary Lee Sparks 1978 Trust f.b.o. Mary Lee Sparks; (v) 24,873 shares held by the Sparks 1970 Trust Fund under MLS Trust; and (vi) 605 shares held by the Sparks 1976 Trust Fund under MLS Trust; however, Mr. Grissom disclaims beneficial ownership of these 27,578 shares.

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Additionally, Mr. Grissom holds sole voting and investment power over the shares held in the following trusts: (i) 5,874 shares held by the John W. Sparks Irrevocable Trust dated July 5, 2001; (ii) 130,610 shares held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Margaret Lumpkin Keon; and (iii) 604 shares held by the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o. Margaret Lumpkin Keon; (iv) 382,397 shares held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin; (v) 604 shares held by the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o. Richard Anthony Lumpkin; however, Mr. Grissom disclaims beneficial ownership of these 520,089 shares held by the foregoing trusts.

(c)       During the past 60 days, Mr. Grissom has effected no transactions in Common Stock other than the following:

(i)	On September 7, 2016, Mr. Grissom acquired 16 shares at a price of $24.84 per share pursuant to dividend reinvestment under the Company’s Dividend Reinvestment Plan.
(ii)	On October 3, 2016, Mr. Grissom acquired sole voting and investment power over 382,397 shares of Common Stock held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin when he was delegated voting and investment power over such trust.
(iii)	On October 3, 2016, Mr. Grissom acquired sole voting and investment power over 604 shares of Common Stock held by the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o. Richard Anthony Lumpkin when he was delegated voting and investment power over such trust.

(d)       Other than the entities and persons described in sub-items (a) & (b) above, to the knowledge of Mr. Grissom, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Grissom.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Grissom and any person with respect to any securities of the issuer.

Item 7	Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2016	/s/ Steven L. Grissom
Steven L. Grissom

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